Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

The following is a series of messages to employees of J.D. Edwards & Company and transcripts of multimedia presentations made available on the J.D. Edwards internal and external web sites, which relate to the proposed acquisition of J.D. Edwards by PeopleSoft, Inc.

On June 19, 2003, PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC, and J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the proposed acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have mailed a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

Message from Bob Dutkowsky to J.D. Edwards Managers

Management Stipulations of the PeopleSoft Definitive Agreement

The pending merger between J.D. Edwards and PeopleSoft has brought both excitement and a number of questions. As managers and leaders within J.D. Edwards, it is important that you do not attempt to capitalize on this uncertainty by setting unrealistic expectations or making unauthorized promises.

We realize that you and your employees are working in a time period of uncertainty; therefore, we are working diligently to provide accurate communication as soon as we are able. In the interim, it is crucial that we do not mislead employees with rumors and decisions that could place the company at risk — morally or legally.

Please communicate the Requirements and Responsibilities as defined by the Definitive Agreement at the bottom of this mail to every member of your team.

Our definitive agreement with PeopleSoft includes legal stipulations, some of which are summarized below. The merger of our two companies is based on certain business and financial factors. Significant alteration of these factors could result in a violation of this agreement. Individuals not acting in the best interest of the company also risk being held personally liable.

J.D. Edwards and its employees have always stood for professionalism, commitment and honesty. I am confident we will not let these traits falter during this time of transition.

—Bob Dutkowsky

Requirements and Responsibilities Necessary to Remain in Compliance with the PeopleSoft Acquisition Definitive Agreement

Effective on or following June 1, 2003 [Executive signoff must have been received prior to June 1, 2003]:

•	No increases to base salaries, current compensation programs, or to any changes that will/could result in increased compensation costs. This includes but is not limited to annual merit increases, transfers, fringe benefits, promotions, equity increases, retention increases/awards, severance, bonuses, benefit plans, commission/incentive/bonus plans, sales challenges, and reassigning an employee to a different commission/incentive/bonus plan. International exceptions may apply when and where salary increases are required by law.

•	Ad hoc rewards (including payroll awards) and recognition programs are acceptable but should not exceed plan guidelines.

•	Approved promotions are acceptable but will not result in a base salary, company bonus, or target bonus increase.

•	Change in Control Agreements will not be granted to any promotions or new hires occurring on or after June 1, 2003. (Applies to director, SP3, and above.)

•	Current headcount should be maintained. (As the new organizational structure is still being determined, the use of temporary employees is recommended to backfill positions that are vacated during the transition period.)

•	Pending offers of employment will be evaluated, applicable to the above terms.

As a general rule, managers should make no commitments surrounding continued employment, changes in compensation, or alterations to benefits without first consulting your HR Generalist.

Excerpt from Newsletter to J.D. Edwards Employees

Compliance with the PeopleSoft-J.D. Edwards Definitive Agreement

Effective on or following June 1, 2003, certain requirements and responsibilities must be adhered for the agreement between PeopleSoft and J.D. Edwards to remain compliant. As such, no increases to base salaries or changes to current compensation programs that will or could result in increased compensation costs will occur.

This includes, but is not limited to, annual merit increases, transfers, fringe benefits, promotions, equity increases, retention increases/awards, severance, bonuses, benefit plans, commission/incentive/bonus plans, sales challenges, and reassigning an employee to a different commission/incentive/bonus plan.

International exceptions may apply when and where salary increases are required by law.

Transcript of Voice-Mail Message to J.D. Edwards Employees from Bob Dutkowsky

Good morning, this is Bob Dutkowsky

Early this morning, we announced our intent to merge J.D. Edwards with PeopleSoft to form the world’s second largest enterprise application software company, with over 11,000 combined customers. I want each of you to know that this merger represents a compelling opportunity for J.D. Edwards, our employees and our customers. Let me tell you why your board of directors, your executive team and myself believe that.

First, our two companies are amazingly complementary along a number of different dimensions. In vertical industries, for example, PeopleSoft is strong in the services industries, such as health care and financial services, and in the government sector. J.D. Edwards is strong in industrial, consumer, life sciences, construction, real estate and asset intensive industries. The combination of the two companies gives us great reach into a broader set of markets and customers. We are complementary in our product lines. PeopleSoft’s main gap in the product area is in supply chain planning and execution, and in basic manufacturing and distribution. This is one of J.D. Edwards’s greatest strengths. In addition, J.D. Edwards leads the industry in asset management, real estate management and construction management solutions, which PeopleSoft does not have at all.

Just as importantly, this merger brings together two companies that share a passion for delivering value to customers. The J.D. Edwards culture is one which cares for its customers and its employees. PeopleSoft’s basic beliefs are very much the same. Further, I believe this merger is the best way to provide career opportunity for you, our employees.

In summary, this new company positions us for growth and an opportunity to take on the competition with resources that are not available to J.D. Edwards alone. It provides us all an opportunity to accelerate the J.D. Edwards value proposition to “Make Customers Stronger”.

This merger is being reviewed by a number of government agencies and will likely be closed within 90 days. In the meantime, we are J.D. Edwards and we need to execute our business with a renewed energy. As I said in my quarterly update voice mail on Thursday, “We need to focus all of our energies on delivering strong results in the third and fourth quarters.” This need has not changed, so I’ll count on you to help us deliver the results. You will be receiving more information in the days and weeks. I’ll thank you now for your patience, your energy and your focus as we move this opportunity across the goal line.

Thank you.

Transcript of Voice-Mail Message to J.D. Edwards Employees from Bob Dutkowsky

(Introducing Voice Mail Message from Craig Conway, President and CEO of PeopleSoft)

This is Bob Dutkowsky. I’m forwarding you this message from Craig Conway, PeopleSoft president and chief executive officer. One of the things you’ll notice about his message is the obvious excitement he feels about the prospect of the merger of his company and J.D. Edwards. I would like to underscore that enthusiasm. Ultimately, this merger has the potential to benefit the shareholders, customers, and employees of both companies. Here’s Craig’s message:

Hey Bob [Dutkowsky] it’s Craig [Conway].

Well, it appears we have all the details completed to move ahead with the merger. I can’t tell you how excited I am with the combination of PeopleSoft and J.D. Edwards. In fact I think everyone that’s been associated with this from the very beginning has been very, very excited.

Bob there’s something important that I hope you’ll pass along to your employees. As you know the rationale fo r this merger was to combine the strengths of both companies together and change the enterprise software industry. We have a great opportunity to combine the best products, the best people, and best business processes — regardless of which company they come from. And what became clear to me during the due diligence was that those things don’t exclusively come from PeopleSoft.

So, this is truly going to be an exercise in taking the best that each company has to offer. I hope you’ll pass along to your employees my respect and my admiration for the company that they have built… and my absolute commitment to building something together that neither company could build separately.

Finally, please convey my complete confidence that when this merger is completed we’re going to change the enterprise software industry forever.

If you need me I’ll be in my office.

Transcript of Question and Answer Session at Quest Global 2003

Victor Chayet:

Good morning. Good morning, it’s good to see all of you here this morning. I see some of you are still wearing the sunglasses from last night. As you know, J.D. Edwards has a long history of listening to its customers, and typically we have our question and answer session on Thursday. When we decided to move it to today’s session on Wednesday, we were told, don’t do this. Don’t do this, there are 6,000 people out there, we have 45 minutes, that works out to about 2-1/2 seconds per person, per question. And then Monday we made an announcement and they said, no seriously, don’t do this. There’s far too many questions and we’re not going to be able to get through them all. And then Friday another company made an announcement and they said, no, no, really, you’ve got to think this through. But what we know is that listening to your issues, understanding what’s driving your business and how we can make you strong is what’s most important. So we’re committed to listening to you here today. With that I’d like to bring out our panel of executives, and we’ll go through some ground rules about how we’re going to get through this question and answer session. If we could bring out our executives here and I’ll start introducing them.

First, Les Wyatt. On my left is Richard Matthews, senior vice president of international, responsible for sales and services outside North American. Les Wyatt, chief marketing officer, responsible for marketing. Mike Madden, chief technology officer. Idella Kercher, customer advocacy. Dave Siebert, group vice president of World Software. Harry Debes, senior vice president of America sales and services. Our chairman, president, and CEO Bob Dutkowsky.

Now, about a month ago when we made this decision we opened up an e-mail address. We listen at jdedwards.com. That e-mail address is going to be open after this point in time, and everybody who submits a question to that address will receive an answer. We received a number of questions, we’re going to start with those here. But more importantly, we want to hear from you out in the audience. So we placed two microphones in the middle of the house, you can see them lit up. We invite anybody who has a question to stand up, cue up in front of the microphones, and please, let us know what’s on your mind and we’ll do our best to answer it. So we’re going to work through the questions here from the paper first until people start getting up and cueing up. There’ll be some runners there who will, ah, raise their lights when we’re ready to go to the floor. Alright, so let’s get started.

First question here. And keep in mind a lot of these questions happened before last Monday, so they, they represent a wide range of issues.

What’s being done to improve the quality in the software that’s delivered from J.D. Edwards?

Mike Madden:

We’ve been actually doing a tremendous amount in the last 20 months relative to improving the quality, and we have a number of initiatives under way. Some of the results you’ll see with the ERP/SCM9 release are an additional 20,000 test cases running under the covers. Our 20 most critical performance-related items have been thoroughly performance and stress tested. We’ve done more performance and stress testing than ever before the software’s gone out the door, and we’ve actually driven quality a fair amount up into the process starting with a very aggressive code review program. In fact, we took 384 projects through the ERP9 and SCM9 cycle that have been code reviewed, unit test, thoroughly functional test, and then regression test time and time again on multiple platforms. So we’re taking this subject very seriously. It’s not something that we do part-time, it’s something that we do every day.

You’ve done a lot of consolidation in the services, how is that performing and what are the future plans?

Idella Kercher:

In the consulting, in the support services we have done some consolidation. Some of it is rather new, as we’ve consolidated our AMEA support line into Denver. Early results would say that it’s working well. We’ve had great success in relocating some people from Europe, hiring some people with language skills, but more than that it’s been about a year since we consolidated in Australia. And the feedback has been very very positive. Customer satisfaction is very high. We’ve been able to get scale on all of our products so that it’s easy to build those skills for answering questions. So I would say that so far it’s been very successful.

What are you doing to improve and build upon your services partnerships?

Harry Debes:

Well we really value the partnerships that we have with both the product partners as well as services partners, and we’ve tried to reach out to all of those partners because they’re a vital part of our delivery system. We as an organization cannot solve all of the business problems of our customers on our own, so we’ve tried to be very clear where we can work together with our business partners and indicate the various programs that we have available and work jointly to enrich our solution to our customers. We’re very happy to work with our partnerships. We’ve been through a bit of a transition period over the last year, but now, and I speak to our business partners almost every month. We believe, jointly believe that the programs are working as designed and I think, ah, despite the difficult economy I think we’re all getting a good percentage of the work that’s out there.

We have some people on the floor. We’ll start over here at microphone A.

Good morning. Last year we heard a little bit about ESU’s being too big and difficult to apply. Specifically in the payroll area it’s tantamount to an upgrade when we take some of those ESU’s and we have to do an enormous amount of testing to get what is essentially small fixes for that system. What’s preventing us from getting there, and any other insight you have.

Mike Madden:

Good question. In fact, over the last year and at this show last year we committed to really working on that program. And, we have engaged a number of, of you in the audience to solve this problem and improve our lot here. And in particular in the payroll space, I believe we had, ah, approximately 450 dependent objects built together on the ESU platform. And what we did is, we actually baselined that ESU and in 7 months or so since that ESU’s been base lined we have over 90% of those objects that we build back up in ESU’s have actually only one or two SARS or less. So, so we’ve really cut down on the amount of dependency. In addition to that, on a go-forward basis, some of the items that I just mentioned relative to quality are, obviously, going to result in less defects within the software, and we think we’re doing well there, but we need to do better. And then, finally, we’re working on a program that begins with ERP9 and SCM9 where we’re going to separate out bug fixes from enhancements, and there’ll be a very clear set of, of defect fixes that are well characterized and well understood, and you’ll be able to use the, ah, impact analysis tools that we’ve already deployed to you to understand what’s really in the software, and to make it easier for you to deploy those fixes.

Thank you, Mike. We have a question over here, Microphone B.

Good morning. Ah, yesterday we heard that you’ve spent some time looking at this integration and the combination of businesses. I was wondering if you’ve also looked… for example, People Soft is a leader in certain technology areas, for example, human resources. Have you spent time looking at integrating, ah, any elements of that platform in the future?

Bob Dutkowsky:

I’ll speak to the strategy and then Mike can speak to the tactic. Strategically, as we said yesterday, the merger between People Soft and J.D. Edwards will allow us to have 3 distinct platforms that support all of our combined customers, and our strategy is to take the very best feature and function from the 3 platforms and move them into the other environments. So J.D. Edwards 5 functionality would move up into the People Soft platform. People Soft functionality would move into the J.D. Edwards 5 platform. And so over time I think you can see, you’ll see a much more robust set of solutions from the combined technical base of J.D. Edwards and People Soft. And I’ll let Mike speak to then, how we would accomplish that.

Mike Madden:

You know, throughout the conversations that we had in the due diligence, and we did start to talk about these sort of items. But our first point was to stick to one of the mantras that we’ve been working on relative to working with all of you, which is, how are we going to solve your problem in the market that you’re at, in the industry that you’re at, and that became the starting point for how we could talk about bringing the products together, what we could possibly do to integrate the products or not. And what we concluded were, there are lots of ways to go and attack this problem. An example would be continued use of the SPI technology that J.D. Edwards has. People Soft also has a very interesting integration technology called Ap Connect that we could use. So there are various ways to go and attack this problem. We haven’t really concluded what the mechanism’s going to be, and what the mechanics are going to be, but we’re still very focused on solving your business problems.

Great. We’ll go over here to Microphone A.

Good morning. Our company, as I’m sure many here, is a long-standing J.D. Edwards customer. First through World and we’re doing a slow measured migration over to One World, module by module. We’re just going through a frustration which I believe many people here may be going through the same thing. We’re currently at XE and running in a co-existent situation. And, while everything we hear announced is for ERP9 and, frequently when we call in with particular problems, we are told that this will not be solved until ERP9. And because of our path has to be a slow and measured one, we feel that we’re not being frustrated. I suspect that many people in the audience have this same problem, so what can we expect? Can we expect more support as we. We are making the migration but it can’t be overnight. And we won’t be able to have these updates, ah, these fixes rather than wait for entire migration that we can’t do.

Dave Siebert:

Let me take an approach on the co-existence. As you know, we’re supporting co-existence for another couple years, and I think some of the challenges you can have are either in the World product or the XE product. And I’ll let Mike, certainly, speak to tech C support as well as functionality. We’re going to continue to support co-existence until March 1 of 2005. Additionally, just another point to make. We announced yesterday that we’re going to provide a phase migration from World also to ERP9, and it’s something that you’ve asked for to have the ability to do a phase migration, so we’re going to also roll that out. It’s to be much more personalized approach to that. Maybe Mike you could speak to the XE side of it.

Mike Madden:

On the XE platform in our stated end of lifetime, and we’ve talked about this at multiple years of this show is, in February, 2005, which means until that point there’ll be full-level support line people taking the calls and within the engineering team we’ll continue to fix defects. We’ll also continue to provide localizations, globalizations, sort regulatory issues, and we’ll also address items relative to the quality and position of your business. So as we take items in that are potentially on the boarder where we might historically get into a debate between what’s an enhancement and what’s a bug fix, what we really want to be, again, focused on is, what’s the impact to your business, and will this broadly improve a series of our customers’ positions. And if the answer to that is yes, then we’ll continue to address those issues.

We’ll go over here for a question.

Morning. I’m sure there’s a lot of details to work out yet on the proposed merger, but 2 quick questions in that regard. One, going forward how will J.D. Edwards be governed at the Board level? Is it going to be one Board or separate? And two, you envision the desire to keep Quest as an independent entity going forward as a user group.

Bob Dutkowsky:

I guess I didn’t get the dress code this morning, by the way. I feel like the blue sheep over here. In terms of if the proposed merger goes through with People Soft, part of the definitive agreement is that J.D. Edwards, a member of the J.D. Edwards Board will move over and become a member of the People Soft Board. That person who moves over will be immediately assigned to the nominating and governance community of People Soft. And we believe that was an excellent way for us to bring our definition of governance, and also influence future Board members that would join the People Soft Board of Directors.

One of the things we looked at in our diligence process was the governance of People Soft, and we became very comfortable that their board was focused and had the same focus on governance as J.D. Edwards did. In terms of Quest, you know, one of the things that most unique about the relationship between J.D. Edwards and Quest is, Quest is an independent body. And so I think that you’re the ones that are going to decide how vibrant Quest is going to be. And I can’t imagine that you’re not going to decide that this is a value add, that together with the supplier or the technology makes sense and adds value for everyone. So I think the decision is far more into the Quest hands than it is the J.D. Edwards hands, and then People Soft. I personally speak for my colleagues. We’re huge supporters of this relationship.

We’ll go over here for a question.

Yes. I’m a customer and I have a two-part question. And it has to do with an attitude, I guess. When I’m on Knowledge Garden and I go in under my customer I.D. and I do a search on a question, sometimes I get zero, sometimes I get one answer. Then I go over to a contractor that’s a business partner and he does the same search. And he comes up with 8, 10, or 12 answers, none of which have any customer-specific information in them. And so my question is, A) is there any thought of opening up your database more to your customers, because we feel as if we should be partners with you guys. And second is, can you explain why there is such a difference with your partners and not your customers on Knowledge Garden.

Les Wyatt:

Great question. That’s a great question. We’re doing a number of things on the Knowledge Garden that I think are going to dramatically improve how we can deliver information to all the constituents. To our customers, to our partners, to our employees. We are rolling out the same software that we use for our external dot com site, which is very robust and has fantastic search capabilities into our customer Knowledge Garden as well as our partner Knowledge Garden in July. And I think what you’re going to see there is, not only dramatically improved search capabilities, but the ability to personalize the kinds of information that you want to get there so that you will very rapidly get to the insight and the knowledge that you need for your specific situation. So that’s something we’ve been working on for about 4 months. That’s going to go live in July, and we think that’s going to be a dramatic improvement for the kinds of issues that you just raised.

Over here.

Thank you. I also have a two-part question. One, I was wondering what impact the proposed merger would have on ya’ll’s commitment to verticalization, especially in regards to the AEC vertical, and also is there any thoughts about, instead of having regional focused meetings, having meetings more focused around those verticals.

Bob Dutkowsky:

One of the things, one of the processes that we’ll look at as we enter into the integration phase of coming together with People Soft is, what is the best way to cover our customers and deploy our solutions? J.D. Edwards, has, over the last several years, focused on a more verticalized approach. People Soft focuses more on a product and platform approach. And so I think, although we haven’t gotten into the detail of the process and figured out how we’ll put the pieces together, I think what you’ll see come out will be a hybrid. A focused verticalized approach with solution expertise. And, I think that that’s going to very well articulate and position this new broad portfolio of products that two companies combined will have. From J.D. Edwards’ perspective, the vertical approach calls out the areas where we see lots of customer opportunity, lots of customer base that we need to support, and a way to focus our investments and development process. And People Soft likes what they see in terms of the methodology that we built.

Les Wyatt:

Bob, I’d like to just add to that. One of the things that I think we’re certain we’re going to continue to be very strongly focused on is working with the 6, and understanding by industry what you’re requirements are. So those are elements of our planning process in terms of listening, you know, that we definitely want to continue and interface with the established said groups.

Great. Over here.

Bob, this won’t be the easiest question you answer today, but what happens to J.D. Edwards if Oracle succeeds in the hostile takeover of People Soft?

Bob Dutkowsky:

Well, Mitch if I tell you that I’ll have to kill you. There is a, as I said yesterday I believe the software industry is entering into a period of consolidation. And what we’re part of together and what we’re seeing happen is the beginning of that global consolidation around the software industry. We consciously decided that we wanted to combine our value with People Soft. I believe that Oracle saw that as a tremendous threat to their business and have attempted to block it. So let’s just play the scenarios out. The one we believe will happen is that J.D. Edwards and People Soft come together and merge. That merger would be complete in approximately 120 days. And from that point forward you would begin to see an aggressive roll out of roadmaps and coverage models, and many of the questions that you’re asking us this morning. So there’s scenario one. And, by the way, that is the one we support and endorse.

Scenario two is that People Soft and Oracle come together, and the hostile bid by Oracle is, in fact, successful. What that would mean is that, as stated, Oracle would cease support on the People Soft products and force all People Soft customers to move to 11-I. Our view is that that will create tremendous opportunity for J.D. Edwards. And so as I described to you yes, our desire to achieve scale would instantly be achieved because all of those disenfranchised customers would turn to the company that People Soft said was their selected partner, and look at our solutions, and we would be able to scale up our business more aggressively from that perspective.

The third alternative that exists, although not declared in the marketplace, is that some other suitor comes after either Oracle, People Soft, or J.D. Edwards, because this consolidation process is underway. That’s a variable that I simply can’t predict for you. But if People Soft and J.D. Edwards merge that is our whole motivator was to build a better partner for our customers. If Oracle and People Soft merge, J.D. Edwards continues on as an aggressive, independent publicly traded company with tremendous solutions, a great and loyal customer base, and 5,000 very talented employees. That’s how I see the world playing out in the next few months.

Great. Over here.

Morning. Over the years World customers have been accused of being, well, paranoid, and as you know, even a paranoid person has enemies. And now in the last few years you’ve done an excellent job of letting us know that the World customers are important, and you’ve made great strides in giving us some functionality that we haven’t had, but now with the merger with People Soft and with People Soft being the senior partner in the merger, it seems like we’re now going to be dependent on the kindness of strangers. And it leaves us just a little bit queasy. I was just wondering if you could speak to that a little bit?

Bob Dutkowsky:

When we first entered into our conversations with People Soft, I believe that People Soft had no idea of the depth of the franchise that J.D. Edwards had on the AS400 and I series. They knew the statistics. You know, they saw 4,000+ customers and IBM’s largest AS400 I series business partner. That was where they came from. After 8 months of diligence where we studied each other very carefully, and the studying took place at Dave’s level with the World organization, with the Harry and Richard’s organizations, and our customer facing teams. The marketing presence that we have in the AS400 space. The commitment we make to service and support from Idella’s team, there’s no question that the AS400 I series World solution jumped way up into the radar screen of People Soft. And they said, that is a tremendous franchise. And one that we would not want to harm. And I hope you heard Craig say that on the video yesterday, that there will be 3 platforms that will go forward in time. A People Soft enterprise platform, a People Soft mid-market platform where they’ll be… that’s where the switching and sharing of solutions will take place, and a very important AS400 I series platform. And I can’t emphasize that enough to you, that part of the reason, and part of the attractiveness of J.D. Edwards to People Soft was the world platform.

Dave Siebert:

Let me just add one comment to that. You heard Craig clearly, clearly say that, and throughout the due diligence process we did, as a team, a real good job of representing all … but it’s going to be your choice. I think that’s a very compelling value proposition to you, and hopefully you heard that loud and clear from Craig Conway and from us yesterday.

You know, one of the tests that I think you should all use when we talk about what we think the future is going to look like is to look at our past. And when we looked at People Soft’s handling of the Vantive acquisition that they made. Vantive is the People Soft CRM offering, they acquired Vantive and they rebuilt the product on the People Tools, but they kept support of all of the Legacy Vantive products, and today they have more Legacy Vantive customers than they do new Vantive customers. And they haven’t muscled those customers into moving to another platform. In fact the levels of support have moved upward through time. So I think it’s in their mindset and in their culture to be able to take care of Legacy customers. And by the way, we don’t view the World as a Legacy platform, we view World as a vibrant growing platform that we continue to enhance and support.

I’d also like to remind you that the video that was played here on stage of Craig Conway yesterday, will be available on the Knowledge Garden and the dot com, so when you leave the show tomorrow you can share that with the rest of the people at your organizations.

Question over here.

Good morning. Jay Holt from the Raymond Corporation. We currently have two sites up on J.D. Edwards. We’re in the middle of the implementation on a third site. The major software will be World Soft, but we were forced to go to the One World to get the functionality. We got two after applying the latest upgrade, two pieces of functionality, one being it schedules from the, not the shop calendar, so I guess we’re supposed to work Saturdays and Sundays. The second piece is it won’t attach a parts list more than two levels down when you configure an order. Technical support on this has been less than acceptable. My question to you is, what can we expect as implementers during the software mergers or acquisitions that’ll take place here. What commitment do we have from you to respond to our technical needs, particularly when the product is broken, we’re not asking for enhancements?

I think there’s two answers. We want to get to the answer about how the merger will impact the commitments. But regarding the technical issues I invite you to join us at the front of the stage right after the event here, so we can make sure those specific issues are addressed clearly. Can we address the commitments to support moving forward.

We remain committed when we put the two businesses together to try to use the concept on your little white card of 1 + 1 equals 3. We think that’s going to give us the ability to offer better service and support. Specific issues that you have in terms of functionality of product, we want to make sure that we deal with those individually, but generally speaking we believe we’re going to be able to offer a higher level of service and support to our customers. One of the things we looked at carefully in the due diligence process is, when we say the level of service and support you’re accustomed to, what does that mean to a J.D. Edwards customer, versus a People Soft customer. And how closely do those match, and how well will we be able to mesh those together to offer all of our customers consistent service and support. And that’s one of the processes that Idella and her team will work on during the integration work.

And again, regarding the two specific functionality questions, please join us at the front of the stage afterwards, and we’ll make sure that gets answered.

Over here.

Good morning. We’re a co-existent XE customer, we just went from update 2 to update 6. What I had for documentation on update 6 was a huge Excel spreadsheet that went on for thousands and thousands of lines, and each line representing a SAR number and an object number. Even after eliminating the system codes that did not affect us, I was totally overwhelmed with all the documentation that we had to drill down and get on there. I’m wondering if there’s some other place I should have looked for documentation and what was included in that update. I was at a huge disadvantage to try to tell my users what to expect.

Our documentation tends to live in two places. Certainly in the release notes with the products that we bring forward, and it’s also available through the Knowledge Garden. I think the more important part of the question may be how we’re presenting the information, the volume of information we’re presenting, and what are we willing to do about that. I go back to the early part of the conversation relative to the ESU’s, where we’re really very much looking to improve that situation and putting less into each update. Making out more manageable and making it easier to manage your business. Also from a perspective of the SARS again, as you deploy, in particular, to the J.D. Edwards 5 environment you have the dependency analysis tools which will give you more specificity around how that’s going to impact your software. So, we’re going to have more concrete, better tested, better focused releases with less issues in them for you to have to manage, and then you’re going to have more controls and tools to be able to understand really what you’re deploying and the impact to your business will be.

Great. Over here.

Morning. Some time ago J.D. Edwards announced that they would discontinue support of World Software and then a couple of years ago reversed that position, and committed to ongoing support for World Software. We were happy to hear yesterday that continuation of support for World Software. However, at the same time, when enhancement proposals were made to the development team there was a limitation on those enhancements, that being that database changes would prohibit those enhancements. What my question is is, are you planning to release an A9 version that would allow database changes that would allow some of the enhancements that we’re looking for?

Dave Siebert:

Yeah, I’ll take that. Just a little history. A couple of years ago at Focus we introduced the sport date until 2005. And in September of 2001 we said the business is extremely viable, you’re very comfortable on that platform and we changed that to indefinite support. So that support commitment remains the same today. In light of that we talked to a number of customers, to a number of different forums, through SIGS, through the World Software Advisory Council, through the Migration Advisory Council, and the response we got from the majority of our customers, and about 95% of our customers are on A7-3, some cumulative update, and about 5% on A-1 was, give me more functionality and put that in cumulative updates versus a new release, A-9. So that’s the direction we’ve taken. Unless that has dramatically changed from the majority of our customer base, that’s the direction we’re going to continue to take. Now, the constraint there certainly is that to do major database changes in a cumulative update is significant, and it’s very difficult to do. So unless we get a dramatic different direction from all of you, we’re going to continue to put enhancements in CUME updates. There are some limitations to what we can do because of the database, but we’ll clearly make sure you know what we can do, what we can’t do, and then hopefully make sure you know what’s in the J.D. Edwards 5 product family to see if a migration option is right for you. So you need to continue to tell us that as a collective body, if that strategy is a continued right strategy, or should we amend that. But that’s our current strategy at this point.

Before we go back to the floor I’d like to go to a question here from the e-mail relevant to our global attendees here.

How can the international community have their say in the ongoing development of J.D. Edwards? All of the SIGS enhancement meetings, etcetera, are based in the U.S. and it’s not practical for you just to attend. That sounds like a fun idea.

The international customers currently have quite a lot of influence on the product direction that we have here at J.D. Edwards. Let me give you some examples. Currently we are building a grower management and blame management solution for the beverage/wine industry. That initiative was originally started in Melbourne. The requirements were worked through with Beringer Blass and Robert Mondavi in California to build that solution set so we can build that product. In south Europe we’ve come together with a partner of ours to build a fashion solution. And as an example of some of the customers that we now have with that solution, we have customers like Louis Vuitton, Armani, Gucci, Azuki, Diesel. And we’re working with customers like Lacoste and so forth, as well. In terms of the ERP10 release, international customers, specifically in the wholesale distribution, customers like Electrolux in Sweden, and the Crane Corporation in Australia, and probably one of the largest wholesale distribution companies in the world, they’re working with us to help build the requirements into the solution set. One of the decisions Les and I made about 18 months ago was to put product marketing people into the field in international so that they could bring back those requirements from their international colleagues and customers, back into the product set. And to date that has worked successfully, and we’re very happy with the progress that we’re making. So I have a good feeling about international customers and the requirements that they have, and the direction and influence they have on the product set.

I would also add that Quest is doing a fantastic job gaining global traction. I believe in the fall we’ll have Quest Asia and Quest Europe beginning in the spring, so there’s lots of opportunities around the world. Idella, would you like to add something?

Idella Kercher:

One other thing about the special interest groups, they have monthly telephone calls, and many international clients call in and participate in those special interest groups, so you can do that monthly over the phone. [good point]

We also have user groups around the world. Who also have the opportunity to build SIGS within those user groups, and that all gets bid back as well. So the global reach and the expansion of the organization on a global basis certainly has as its intention to bring back some of those user requirements.

I think we’re over here. We’ll go here and then we’ll go over there.

Just a quick question. This morning in the paper one of the items indicated that a number of key members of management had either 6 months or a 2-year contracts. I want to state that I think continuity within the J.D. Edwards community is necessary, and I would like you to comment on what type of plans that you’ve made that you can talk about that will make sure that most, if not all, the key people will be around. I notice Bob only had 6 months to go once the contract is settled.

Bob Dutkowksy:

That’s why I have the blue shirt on. One of the criteria that People Soft set up to consider to merge with J.D. Edwards was, in fact, continuity. And so they came up with what I think is a very creative offer for the top 10 executives in the company to incent them to stay, but they didn’t stop there. They also then went to the next 30 executives in the company and incented them to stay. And so, basically, the top 40 or so people that run this company every single day and have the relationships, hopefully, with you and understand the legacy of how we got from where we are to where, where we were to where we are will carry on in the People Soft world. The vast majority of those 40 people will stay in Denver, and Denver will be an important hub in the People Soft enterprise going forward. So continuity in Denver, continuity at the leadership level was clearly one of our goals, and we think we accomplished that.

I think that needs to be kept out in front of the user base, because that’s very important. For example, Dave Siebert, I’m a World customer and I certainly would like to make sure he’s around. Les, I know, is taking over marketing for the combined operations, talked to him Sunday night.

Over here, please.

One of the biggest challenges facing customers that are migrating is the report-writing environment. In World we have Faster, and Dream Writer and World Writer, and these were end user-focused tools. Business value of moving, or the business proposition of moving to One World is that they have the same functionality. When can I expect a report writer environment from Edwards that goes against my live files like those tools did, that an end user truly can use without the promotion issues. And will that be at no cost so that we can support the profit, the business case justification of moving to One World XE?

I’ll start on that one. The reporting capabilities in One World and J.D. Edwards 5 has been an area that we’ve spent a lot of time on over the last few months identifying the different options that we have for providing stronger report capabilities there. And then, of course, with the People Soft announcement of intent to merge, People Soft has some very strong tools in that area as well. So that’s got to be one of the things that we do very quickly is look at the opportunities to take advantage of strong tools that they have versus the alternatives we’ve already identified so that we can, as quickly as possible, deliver a really strong set of reporting tools in the J.D. Edwards 5 environment.

Dave Siebert:

Let me just add one thing to that. As a current World customer, migrating forward as we speak to One World XE and J.D. Edwards 5, especially ERP8 and eventually ERP9, we’ve developed some conversion tools from Faster, Dream Writer, and World Writer that will automatically convert those reports and dramatically decrease the time we think, by about 75%. What I would envision as we move forward with our reporting strategy Internet he new company is that what we’re going to want to do is provide those same tools to you to automate that process, to the eventual new reporting solutions. So we’re very committed to continue to automate the migration process, drive up the predictability, drive down risk, and drive down the cost.

We have time for a couple more questions. We’ll try to work through the cues here.

Over here.

Okay. My question is for Bob. What’s your strategy for combating the Oracle offer if the offer is actually just to thwart new customer deals, create confusion in the marketplace, and eventually stop the merger?

Bob Dutkowsky:

I’m not sure I heard the first part of your question. I’m sorry.

How we going to battle the Oracle offer.

Bob Dutkowsky:

As I was trying to describe before, we’re very much in an interesting position because Oracle is not attacking J.D. Edwards, they’re attacking People Soft. And we’re not part of People Soft. So we kind of sit on the sidelines as this process unfolds. This week we’ve taken a pretty bold stance in terms of announcing to the market that we believe Oracle’s actions are violating the anti-trust laws and are potentially predatory and creating a monopolistic environment that hurts customers. We can say that, People Soft can’t say that today. And so we’ve gone out. While People Soft, by law, has had to remain quiet in terms of their view of the Oracle offer, we’ve kept the drum beat moving forward that we think Oracle is harming customers. And that’s the role we can play right now, and we’ll continue to play that role aggressively.

We have a last question over here.

As you’ve mentioned as far as the 3 product lines that’ll potentially be supported with the merger of People Soft and J.D. Edwards, you talk about World and the I series, but where does the I series stand in that mid-market range with the ERP9?

Mike Madden:

In terms of the I series, yesterday we had a press conference where we announced a benchmark of unprecedented J.D. Edwards 5 benchmark, 14,148 user benchmark on the I series. We had two objectives with that. To, hopefully, put to bed all the questions of whether or not we’re going to support the I series and to demonstrate that our products actually do scale and scale at large volumes. We’re able to do that in a cost-effective manner. We can scale above and beyond that vertically and horizontally, and we’re going to remain committed to the I series platform. We love the technology, think it creates a great value proposition for you, our customers. And, in fact, during the due diligence conversations we frequently got into the component of, not just on the World Software base, but on the J.D. Edwards 5 base, how do you bring solutions to market on the I series, and wouldn’t it be a great opportunity if we could provide more I series solutions that are in the People Soft product set and portfolio that are not currently in the J.D. Edwards portfolio. So I figure what you could see from us is continued very aggressive support, much in the manner that Craig described in his video.

Les Wyatt:

And I would just add to that that last year our I series represented almost 50% of all of our sales in terms of platform for delivery of our software. And at this show we announced a program we call Rapid Start, which is really focused around packaging and delivering very very rapidly our J.D. Edwards 5’s software on a I series platform. So as Mike said, I think you’re going to see a continuing strong position of the I series in that mid-market offering at a platform that we think offers a lot of value to customers in that space.

That is all the time we have right now for questions. Clearly, there’s more questions here than we can possibly address during this short period. At both microphone stations there are business cards that have the address, welisten@jdedwards.com. Again, we’re going to keep this e-mail address open, and everybody that submits an e-mail to this address will get an answer. We will answer you. I’d like you to join me in thanking our panel of executives for taking the time.

Transcript of Bob Dutkowsky’s Keynote Speech at Quest Global 2003

(Includes Transcript of Craig Conway Video Address)

Well, it’s a pleasure to be here with you at Quest Global, and I’d like to thank Dave and the whole staff from Quest for this outstanding show. Now, this is the 17th gathering of our customers, and I think you’ll agree that this is the largest and best show that we’ve ever had. We’re thrilled to be part of it as J.D. Edwards, and I know personally, I hope that I can add some value to your trip here to Denver.

You know, I thought Dave did a wonderful job talking about change and the challenges that change represent. I’m going to talk to you about change and choice. And in my brief time with you this morning I hope to be able to walk you through some of the choices that J.D. Edwards has made recently on your behalf, and the change that it represents, and the opportunity that it represents for us together. You know, we were thinking about, ah, the amount of change that’s taken place in the world we live and work in over the past 12 months. I think you’d agree with me that this is probably… no, without a doubt, this is the most dynamic time you could possibly have to be a human to be on our planet. Information changes the way we think, instantly. The dynamics of, of enterprises moving and interacting together, create dynamics and change that we’ve never experienced before. And in that environment our partnership with you, our customers, and our partners, and our prospects, and the whole J.D. Edwards family together has been able to endure and move forward in a very difficult time.

Some things haven’t changed. Well, check that. One of the things that we looked at was the agenda that you decided that the agenda that brought you to this session back two or three months ago when you signed up. And although many things have changed in the J.D. Edwards world in the last 8 days, one of the things that hasn’t change is the reason why you came here, and your expectations while you’re here. In fact, we just pulled out a page of the agenda and the only thing you’ll see is different is this 40-minute time slot. The classes, the sessions, the value add that you expected to get when you signed up to come to Quest Global is still intact. The reconnecting with your friends and colleagues from around the globe are all here. Look around. Look at the strength and power that sits in this room that you could take advantage of during your time here in Denver. So, I have to be honest with you, when I talk about change the comments that I’m about to make with you this morning have changed, I think 5 times in the last 8 days. So if it’s less than a smooth presentation I’m sure you’ll oblige me during this point.

Last year from this stage we talked about the methodologies and the measurements that we were going to use to drive J.D. Edwards forward, to be a company that better supports your efforts to make your company stronger. We committed ourselves to listen more carefully to your business challenges and to put the capabilities and innovative capacity of all of our people to work for you, and then to deliver solutions that made your business stronger. We rededicated ourselves from this stage to put all of our eneg- energies to making you and your company stronger because of the relationship you have with J.D. Edwards. And we talked to you about how we would measure our, our, our, ah, our effectiveness in terms of that recommitment to you. We started with the simple most important measurement of a company like J.D. Edwards and that’s your satisfaction with our company. We looked at our quality processes across the company. We worked on business processes that you see every day as the way you do business with us. We honed in on delivering more service and more support that allowed you to get more value from your investments in J.D. Edwards. And in the end of the day every single customer satisfaction measurement that we have improved over the course of the last 12 months. We talked to you about the importance of, of, eh, being a financially strong organization. Financial strength from our perspective represents our ability to invest in solutions and support that you need to make your business stronger. Our financial strength fuels our ability to keep the commitments we make to your business. And over the last 12 months, J.D. Edwards has built the strongest balance sheet that it’s ever had in its 26-year history. That gives us the ability to continue to innovate. And speaking of innovation, last year from this stage, I committed J.D. Edwards, I committed that J.D. Edwards would deliver more software to you in the next 24 months than we have in any 24-month period in our history.

Well, over the last 12 months we’ve delivered in excess of 400 software enhancements to our products. We’ve delivered 2 ERP releases in the, in the first time in our history in a 12-month period. Every product line in J.D. Edwards 5 was enhanced. And we pushed the performance of our products to new heights. In fact, this week we’ll announce a benchmark with 14,000 users on an I series. In fact, 12 months since after we made the commitment to delivery more software than we had in any 24-month period, I’m here to declare today that the J.D. Edwards’ team delivered more software in one year than they had in any 2-year period in their history. Again, an effort on our part to innovate on your behalf to make your company stronger.

We talked about our investment in our workforce, and again J.D. Edwards was recognized as one of the top 50 global companies that was committed to training of its employees. We delivered over 10,000 training days to our field force. We reintroduced the certification process for our consultants and our development team, and our turnover was at a 7-year low. One of the things I heard as I traveled around the globe and talked to customers is, stabilize J.D. Edwards. Stop the turnover. A 7-year low. Our employees are committed to your success.

We also talked about the importance of partnerships and how, by standing on the shoulders of our partners we could deliver more value to you, our valued customers. We announced the technology foundation with IBM embedding IBM’s middle wear into our J.D. Edwards product. J.D. Edwards 5 product. And the early returns are that implementation is 50% faster for J.D. Edwards with the, with the technology foundation embedded. We formed a partnership with Covances to move some development and testing to India, to accelerate our performance, to accelerate the time that our solutions… accelerate our solutions time to market. And we built a 5-year plan with Covances and we’re well ahead of schedule one year into the program. And over in the shelf floor there’s over 120 business partners who can show you value add with their solutions in connection with J.D. Edwards solutions. So our commitment to partners extended to reach and our ability to make you stronger over the course of the last 12 months. And our final measurement again is where we started. How satisfied you are with J.D. Edwards. We think we made substantial marked progress over the course of the last 12 months, even in a turbulent, difficult environment. And we hope you’ve seen the value in your business to our investments in your strength.

But you know when I came to Denver back 18 months ago, a customer in town gave me this quote, and it was from the, ah, the founder and the first editor of the Denver Post, Helen Bonfils. And Helen said, “There is no hope for the satisfied person.” And although we feel real good and real confident about the progress we made over 2002 and the first half of 2003, we know that your expectations for us are higher. Your demands on us are higher. Your requirements for J.D. Edwards to stay a step or two in front of you are accelerating in a rapidly-changing world. And so we entered into a strategic planning process back late in 2002. We being the J.D. Edwards senior management team and our Board of Directors. And we considered what the alternatives were that could accelerate our growth and make us a more a, a partner that you’d even want to rely on more heavily. A partner that you could rely on to make your company stronger. And we looked at a, a myriad of options. Options which included more investment organically in our own product development organization. More investment in our sales and services organization. Acquisitions that would add products to our business, that would e-extend the life an, and capability of J.D. Edwards 5. More investments in other geographies or verticals where we felt business opportunity existed. And we looked at the alternative of merging J.D. Edwards with a larger player that would give us more global scale. Because I believe that the companies that can serve you the best are the ones that have scale.

And so, after a lot of deliberation our management team and our Board decided that the best alternative for J.D. Edwards, the best way for us to continue to support that you’ve come to expect from us, was to pursue a merger with People Soft. We believe that People Soft was the perfect partner for J.D. Edwards. They had scale, they had capability, they had more financial strength, they had a larger global footprint, and they had a culture that felt like us. And so we decided to, to merge with people, with People Soft. But you know, I dis- there were a lot of girls I wanted to date in high school and just because I decided I wanted to date them didn’t mean they wanted to date us. We, we made contact with Craig Conway, the CEO from People Soft and he had, in his own business, run his own planning process, and they had made the decision that they would like to merge with J.D. Edwards. They saw us as a company that brought capability, and skills, and customers that they didn’t have. And so when we first sat down together, Craig and I, we talked about our businesses and our view of the industry, and it became readily apparent that the marriage of J.D. Edwards and People Soft made all the sense in the world from our customers’ perspective first. And we put our customers, and our partners, and our employees, and our shareholders as the priority that we would use to decide if, in fact, we should put our companies together.

There’s a card that we published. How many of you have this little card? I’m going to try to hold it up here so you can get a good shot at it. How’s that for a steady hand? We published 18,000 of these cards, they’re in the Convention Center, and I’d ask you to grab one, because in in the simplest form we can think of, we wanted to describe to you, our most values stakeholders, why we decided to merge with People Soft. So let me walk you through the logic here. First, when J.D. Edwards and People Soft combine we’ll be the second largest enterprise company on the planet. We’ll have 11,000 customers and in excess of 13,000 employees. More, more products, more capabilities, more skilled people with a larger global footprint that you can count on to be there as your business navigates these changing times.

People Soft’s focus is in the large enterprise space. J.D. Edwards focus is in the mid-market space. Now, we each have customers that sit in each other’s markets, but when we combine our focus, and when we combine the coverage model that we built to serve the mid-market with People Soft’s coverage model they built to serve the large customers we felt that all of our customers would have a company that they felt more compid- com-comfortable and compelled to do business with.

We looked at the solution set that People Soft had. And the solution set that we had built over 26 years. And what we saw was, People Soft focused primarily in the service sector. Financial services, higher ed, government, healthcare. And J.D. Edwards, as you know it, focused primarily in the industrial sector. Manufacturing, distribution, asset intensive, project management. And so when we put the two businesses together what we saw way, we would offer to our customers dramatically more expertise and a deeper set of solutions. Again, all with the concept of, if we put the companies together, would we be able to better serve our customers around the globe. And the answer came back a resounding, yes.

We looked at the solutions that People Soft had and where the holes were in J.D. Edwards 5 and our world product offering. The solutions and the applications that you were asking us to build as follow-ons to our existing products. And we saw that many of those holes were filled by People Soft’s products. Procurement, sourcing, E-procurement, just three examples that I think of off the top of my head where we have been trying to build more capability into our products, and People Soft has them. Conversely, People Soft has been trying to build out their suite of products, and when they looked at the J.D. Edwards 5 suite of offerings they saw applications like enterprise asset management, advanced planning were tremendous applications that they could bring up to their enterprise customers. They could make more investments in those products than we could. Those products would get more robust, and all of our customers combined could take advantage of those strengths. More, more scale, more financial strength, more industry solutions, more products. Clearly, J.D. Edwards and People Soft together represented for our stakeholders a 1 + 1 equals 3.

The last step is always can the cultures come together? Can the businesses fit together? Can the leadership models fit together? And if you look at where People Soft, how People Soft grew up, and how J.D. Edwards grew up, neither of us are dot company, flash in the pan, here today, gone tomorrow companies. We’re both in our teens and 20’s, we’re mature, we understand the customer, we understand the markets we’re in, and we have a loyal and dedicated workforce each with cultures that respect the customer more than anything else. And so as our teams began to work together we became very comfortable that our cultures can work together and build a business that can support your efforts more effectively.

So that’s the logic why we decided to move into a merger conversation with People Soft. The conversation started on Halloween 2002. And over the last 8 months we have been in-inspecting those 4 points. Our executives, their executives, and we came to the conclusion that, yes, in fact, the two businesses could fit together. And 8 days ago we announced the definitive agreement to merge our two companies. Craig Conway the, ah, president and CEO of People Soft is in Europe this week, so when we announced the merger Craig was in Paris, I was in Denver, and, ah, and we talked about the reaction that our customers had. He’s with People Soft and J.D. Edwards customers in Europe. And, and we, and we decided that it would be appropriate if Craig filmed a quick video that we could show to you this morning, that gave his perspective on the issues that I just talked about. So I’d like the team to run the video and, ah, listen for the spirit, and the tone, and the excitement in Craig’s voice as he talks about the strength that J.D. Edwards and People Soft represent. Roll the video.

Hi, I’m Craig Conway. President and CEO of People Soft. Bob asked me to share my thoughts on the proposed merger of J.D. Edwards with People Soft and I’m thrilled to be able to do that here at Quest. One of the most common questions I received last week after the announcement was, what was the rationale for the merger, and how long have the two companies been talking? The real answer to that question is several years.

You see J.D. Edwards and People Soft are remarkably similar companies, founded by two remarkably similar people. In fact, Ed McVaney and Dick Duffield were so similar that some people thought they could have been twins separated a birth. They both believed in innovative technology, dedication to customer service, and respect for employees. And both companies grew and prospered. J.D. Edwards became a leader in mid market enterprise applications, and People Soft became a leader in large enterprise applications. J.D. Edwards excelled in asset-intensive industries, such as manufacturing, consumer packaged goods, construction, pulp and paper, life science, real estate. People Soft excelled in service industries such as financial service, telecom, healthcare, government, education, staffing. And although both companies were successful in different segments of the market, neither lost sight of the other, or respect for each other’s accomplishments.

The rationale for the merger was simple. J.D. Edwards and People Soft could do more together for customers than either company could do separately. Stronger products on more hardware and software platforms in more countries, with more services, and better support. As time goes on those are the benefits that should be apparent to all customers.

Now, the most common question I receive from customers has been, what is the implication of the merger on the investment I’ve already made? Again, the answer is simple. Protected. There’s no benefit to acquiring a company of 6,500 satisfied customers and forcing them to do something they don’t want to do. A much better strategy would be to offer customers additional value for protecting their investment, and that’s what we intend to do. People Soft will offer three product families, one product family for the AS400 market, one product family for the mid market, and one product family for the large enterprise market. In fact, these product families will actually include products from both J.D. Edwards and People Soft. There will be many, many product advantages that result from this merger. But no matter how compelling the product advantages, the choice should always be elective, not mandatory, and at the customers’ convenience, not ours.

Dedication to customer service is one of the common values to both companies, so our intent is to provide the same high level support for J.D. Edwards products as you’ve come to expect from J.D. Edwards and People Soft. Innovative technology, dedication to customer service, respect for employees. Those were the values common to both J.D. Edwards and People Soft. And those are the values that we will continue to follow. Thanks very much.

I picked out 6 key points from Craig’s comments, and I just want to spend a minute and review those with you so that they settle into your thought process as you think about the future of J.D. Edwards and People Soft together. And these are the 6 things that Craig and I commit to you to deliver on your behalf. First is, Craig said, “Our two companies can do more together than we can do apart.” The strength that our companies have together allow us to accelerate the delivery of solutions to your around the globe. To, to dramatically accelerate our service offerings to you, no matter where your business is located. And to go deeper into your selected industry to bring more specific solutions that make your company stronger. More products, on more hardware and software platforms, in more geographies with more services. As customers you’ve asked us to continue to push the envelope in terms of solution delivery to you. By combining with People Soft we’re committed to do that, and we have the strength and capability to accelerate the delivery of solutions in your space. Craig said, customer choice, not mandatory change. We will not force our customers to migrate from one product to the other. We’ll continue to offer support of our existing product lines and the People Soft product lines, and where there’s compelling application for you to use a product or the other, it’ll be your choice to move. Your choice to implement, your choice to accelerate deployment, not ours.

We’ll have 3 product families. The current People Soft product family, the family of J.D. Edwards 5, that we’ve so aggressively invested in and enhanced over the last 12 months, and our world AS400 product offering. And you’ll decide when you want to move from one product family to the other, and it’ll only be if it’s, there’s compelling business reason for you to move. We’ll deliver the same high, high level of support that you’ve come accustomed to. 24 X 7, always there to help you. But we’ll have even more capability, more strength, more language support, more geographic on the ground coverage for you to be able to drive your business and make it stronger.

And our cultures of innovation and customer de-dedication and employee respect will carry on in the new company. There’s no question that these 6 bullets are the things that may, that attracted us to People Soft, and as we entered through our due diligence process came back to us loud and clear that People Soft was as committed to you as we are. And so when we decided to combine we had great confidence that your business would be stronger, thanks to this combination.

On Friday, Oracle announced a hostile takeover bid on People Soft. Larry Ellison, their CEO said, “If we get People Soft, we’ll shut down all development of People Soft products and force every People Soft customer to change to 11-I.” You hear the contrast? Do you feel the difference between Craig’s passion and our passion for your success, and the Oracle approach? Yesterday we told the world… we, J.D. Edwards told the world that we’re totally committed to the People Soft/J.D. Edwards merger, and that we’ll put all of our strength and capability behind seeing that merger through. Why? Because we believe it’s in your best interest that it happen. And I find it appalling that Oracle management just totally discards customers for financial gain. People Soft and J.D. Edwards will not do that.

So let me bring back up our strategy in the pillars. And the 6 points that Craig committed to, to the J.D. Edwards customer set today. And it’s amazing how well they map together. We could do more together than we could do separately, hits right on innovation, and our ability to bring e-more innovative solutions to you around the globe. Stronger products, more platforms, more geographies, hits to customer satisfaction. Customer choice, customer satisfaction, again. 3 product families, innovation. And the capability to extend the reach of our products on behalf of our customers. The same high level of support. Our skilled workforce plus their skilled workforce in your offices helping you derive more value from our products and services. And innovation, customer dedication, and employee retention and support plays right into listen, innovate, deliver, all to make you stronger.

And so what we set out to do over a year ago in terms of delivering more solutions and capability to you, we are convinced that by pairing up with People Soft we can accelerate that. Deliver more solutions to your business, give you better service and support across the globe, and make you even more comfortable and competent that you chose us to do business with.

So to our customers in the audience, first, thank you for your business. We appreciate the trust and confidence that you’ve places in our, our technologies, and in our people. You made the right choice when you chose J.D. Edwards, and the future is very very bright for our customers. To the prospects that are in the room, use this week to get a feeling for what it means to be part of this community. Gain a better understanding of our products and solutions, and have confidence that if you choose to do business with us you’re making a sound, logical business decision.

We’re convinced that J.D. Edwards and People Soft together will be the most compelling business and application solution provider you could possibly choose to do business with. To our partners, thank you for your loyalty. Thank you for your help in making J.D. Edwards be all that it can be for our customers. When People Soft and J.D. Edwards come together you’ll have an even broader array of products and solutions that you can attach your value to. You’ll be able to create more value for your customers with a broader array of solutions from the new People Soft company. To our employees, a- all of what we talked about this morning was based on what you’ve accomplished. And when we combine your capabilities and your strengths with the employee base from People Soft, there’s not another company on the planet that’ll have the strength, and skill, and dedication focused on its customers than what we’ll have. And we’re thrilled about what the future holds on that front. To the analysts and the press that are here, aren’t you glad you signed up a couple of months ago to come to this session? You’re on the leading edge of a change in the IT industry.

Dave talked about change and the life and death action of landing a plane on an aircraft carrier. Although what we’re looking at is not life and death, it certainly is a sea change. And the move that J.D. Edwards made to merge with People Soft is changing the IT landscape. And to the, our friends, the analysts and the press that are here, you’re right on the, on the cusp with us. And to our shareholders, the people that own this company, we’ve nurtured this company very very carefully, and we’re committed to continue to grow and enhance your value in our company. There’s not a doubt that this is the most powerful, focused, cohesive community in the IT industry. The J.D. Edwards user community is unparalleled. And the common bond is J.D. Edwards. We derive tremendous energy from each other. We also derive the courage to make choices about where we need to take our business and the investments we need to make to make your business stronger. We’ve worked diligently over the last year to direct all of our energies to positive change on your behalf, and we’re confident and comfortable that the changes that we’ve made, the investments that we’ve made, and the changes that sit in front of us together are the right things for us to do together. And I want to commit to you that we will never ever waiver on our commitment to make you and your business stronger. That’s our commitment to you even in this dynamic, turbulent world. Thank you very much for coming to Quest this week. Thank you for your loyalty. Thank you for being part of our community. And I hope you enjoy Quest Global immensely. Thank you very much.